UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

TEM Holding Company

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of organization:

May 30, 2024

Physical address of issuer:

25108 Marguerite Parkway Ste B, Mission Viejo, CA 92692

Website of issuer:

https://www.theempanadamaker.com/

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 5% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Qualified Third Party:
North Capital acts as the Escrow Facilitator in this Offering.

Type of security offered:
Class B Non-Voting Stock

Target number of securities to be offered:
125

Price (or method for determining price):
$400

Target offering amount:
$50,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$600,000

Deadline to reach the target offering amount:
April 30, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

8

	Most recent fiscal year-end*:	Prior fiscal year-end:
Total Assets:	2,954	-
Cash & Cash Equivalents	2,585	-
Accounts Receivable:	-	-
Short-term Debt:	-	-
Long-term Debt:	-	-
Revenues/Sales	-	-
Cost of Goods Sold:	-	-
Taxes Paid:	-	-
Net Income:	-873	-

* Since TEM Holding Company is a newly incorporated corporation formed on May 30, 2024, the most recent fiscal year-end is refer to the period from May 30, 2024 to June 24, 2024

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own

determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the casual dining or quick-service restaurants (QSRs) industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the QSRs industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the QSRs industry;
- growth of, and risks inherent in, the QSRs industry in USA;
- our reliance on our key customers for our revenue;

- our ability to continuously keep up with changes in technology;
- maintaining the quality of our product and service;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to TEM Holding Company shall include any joint venture in which TEM Holding Company holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of TEM Holding Company.

"Company " means TEM Holding Company.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means TEM Holding Company.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Class B Non-Voting Stock of TEM Holding Company.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
TEM Holding Company

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Tatiana Friderici   **Dates of Service:** May 2024
CEO

Tatiana hails from a long line of culinarians, with cooks and bakers on both sides of her family. Her passion for food was ingrained from a young age, and she pursued her love for the culinary world by studying Hotel and Restaurant administration in Guadalajara, Mexico. Though she always dreamed of owning her own restaurant, life took an unexpected turn when she lost her husband in 1998.

Returning to the United States, Tatiana forged a career in banking and quickly ascended the ranks to become a Vice President. It was during her time in the banking industry that she crossed paths with Jaswinder Saini, and this fateful encounter led her to the world of Subway. For over a decade, Tatiana thrived as a Subway franchise owner, managing a total of nine successful locations. However, it was the persistent encouragement of her longtime friend, Cameron, cofounder of The Empanada Maker that prompted her to transition into the mission of forming a new franchise empire — the TEM Holdings Company.

After years of tireless effort and overcoming what seemed like endless challenges along the way, Tatiana has now successfully formed a franchise and wholesale division of The Empanada Maker. Their vision for the future is ambitious, with plans to expand the brand first into Utah and then nationwide. Tatiana's extensive experience in franchise management, sales, inventory, and various operating systems has been of pivotal importance in their journey to success.

Business Experience:

CEO of TAFK Enterprises, Inc.
DBA The Empanada Maker Food Truck - May 2018 to Jan 2023 (5 years)
Owner and operator of The Empanada Maker Food Truck
- Schedule, coordinate and book events throughout Orange County.
- Daily cleaning, and maintenance of the Food Truck.
- Prepare and serve food, drinks and desserts for up to 500 people per event.

CEO of TAS Foods, Inc.

DBA Subway - May 2009 to May 2022 (13 years)
Subway Franchisee Owner
- Owned and operated 10 Subway stores with up to 45 employees. Sales reports, inventory reports, personnel reports, hiring and firing.
- Submit sales to HQ, upkeep of stores, current menus and POS transactions
- Cash balancing. Attend franchisee meetings and follow Subway franchise rules and regulations.

Vice President Banker for Bank of America -
Sept 1998 to October of 2008 (10 years)
Retail Loan officer, Banking Center Manager
- Personal Banker & Cash handling. Took part in various positions over the time spent in Bank Of America
- Was responsible for building relationships with in the communities I worked in. Oversee the growth of our associates, train for success. Excellent customer service and problem solving skills. Responsible for revenue growth of my center and high customer service satisfaction.

Name: Anthony Penn   **Dates of Service:** July 2024

Anthony Penn has been an influential figure in hospitality for three decades – whether for Master Chef Aaron Sanchez, venture-backed chains prepping for a national rollout, or helping singleunit owners/operators restore their labor of love to highly profitable operations. Known for being behind numerous distinctive food and beverage experiences in multiple genres, Anthony has an exceptional record of accelerating growth, enhancing operating efficiency, and delivering immediate and tangible results in corporate, entrepreneurial, and franchise environments.

Most recently, Anthony has been behind the renovation and reinvention of the iconic Ruby's Diner concept. With Ruby's having been purchased out of bankruptcy, Anthony is leading a team of industry experts to upgrade the existing Ruby's food, operations, and marketing systems, as well as creating a new Ruby's Diner 2.0 that will begin opening locations in 2024.

He was responsible for the restaurant operations of Chef Sanchez concepts, including 11 House of Blues restaurants, Mestizo in Leawood, Kansas, Johnny Sanchez (Baltimore & New Orleans), and Paloma in Stamford, Connecticut. While Anthony can point to expertise in the usual skills -- new concept development, operations management, training, systems development, and pre-and post-opening support – what makes Anthony most sought after is his highly collaborative working style.

Before starting PRG, Anthony worked for and led top hospitality players: As Partner and COO for Trifecta Management Group, he was responsible for all business operations

innovative concept development, design and construction, and marketing for several new and existing restaurant and entertainment venues.

As COO for The Counter, he was responsible for all aspects of operations for a newly developed upscale gourmet burger restaurant, creating an infrastructure for sustained growth.

As a Senior VP for Buca Inc., Anthony led the openings of 50+ Buca di Beppo's nationwide, cumulatively generating over $140 million in annual sales, while overseeing a workforce of over 2,000.

In addition, Anthony held executive and management roles with nationally recognized brands, including Outback Steakhouse, Carlos Murphy's and Chi Chi's Mexican restaurants.

With his love for the training and development of future leaders, Anthony also co-founded Results Driven Leadership and dedicated himself to helping to improve the impact of executives and other managers by increasing their knowledge, skills, and abilities.

Business Experience:


Co-Founder
Results Driven Leadership
Nov 2018 - Present · 5 yrs 9 mos
Orange County, California Area

Results Driven Leadership picks up where most business owners, executives and managers fail, providing the training, coaching and mentorship owners and managers need to positively impact their company's culture, reputation and bottom line.
At Results Driven Training, our mission is to improve the impact of executives and other managers by increasing their knowledge, skills, and abilities.


Owner/Principal
Penn Restaurant Group
Jan 2013 - Present · 11 yrs 7 mos
Newport Beach, CA

Penn Restaurant Group is a full service hospitality solutions company , providing complete consulting and management services in new concept development, operational assessment, training, systems development, and pre- and post-opening support. Most recently I handled all restaurant operations for renown Food Network Chef Aaron Sanchez, which included 11 House of Blues restaurants, Mestizo in Leawood Kansas, Johnny Sanchez in Baltimore and New Orleans and Paloma in Stamford, CT.

I have 30+ years of experience in the industry, encompasses opening and operating new restaurants, management and team development, operations and financial management systems and the development of an array of food and beverage programs.

I have an exceptional record of accelerating growth, enhancing operating efficiency, and delivering immediate and tangible results in corporate, entrepreneurial and franchise environments.


Chief Operating Officer
Trifecta Management Group
Nov 2007 - Mar 2013 · 5 yrs 5 mos

As Partner and Chief Operating Officer for Trifecta Management Group, I was responsible for all business operations, innovative concept development, design and construction, as well as marketing for several new and existing restaurant and entertainment venues.


VP of Ops
The Counter Custom Burgers
Feb 2006 - Nov 2007 · 1 yr 10 mos
Los Angeles, CA

As VP of Operations for The Counter, I was responsible for all aspects of operations for a newly developed upscale gourmet burger restaurant, creating an infrastructure for sustained growth.


Sr. VP of Ops
Buca di Beppo
1998 - 2006 · 8 yrs

As a Senior VP for Buca Inc., I led the openings of 40+ Buca di Beppo's nationwide, cumulatively generating over $120 million in annual sales, while overseeing a workforce of over 2000.


Proprietor
Outback Steakhouse
1991 - 1994 · 3 yrs

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Tatiana Friderici – CEO

Please refer to Question 4 above.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Tatiana Friderici	15,000 Class A Voting Stock	100%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.
Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$50,000**	**$600,000**
Less: Offering Expenses		
Portal Fee	$2,500	$30,000
Net Proceeds	**$47,500**	**$570,000**
New Shops & Franchises	$0	$200,000
Marketing and Advertising	$20,000	$85,000
Technology and Infrastructure	$0	$45,000
Franchise Development	$20,000	$80,000
Research and Development	$0	$45,000
Catering and Events	$3,500	$40,000
Legal and Regulatory Compliance	$2,500	$10,000
Working Capital	$1,500	$65,000

New Shops & Franchises: Investing in the expansion of both corporate-owned shops and franchised locations to new and existing markets enhances brand presence and captures a broader customer base.

Marketing and Advertising: Allocating funds towards marketing campaigns, digital advertising, social media promotions, and public relations efforts to enhance brand awareness, attract new customers, and promote seasonal or new menu offerings.

Working Capital: Supporting day-to-day operations, managing inventory levels, and ensuring liquidity for operational expenses such as rent, utilities, payroll, and supplier payments.

Technology and Infrastructure: Upgrading POS systems, enhancing online ordering platforms, and investing in kitchen equipment or restaurant infrastructure improvements to optimize operational efficiency and customer service.

Franchise Development: Facilitating the growth of franchising initiatives by providing support to franchisees, conducting training programs, and expanding the franchise network regionally or nationally.

Research and Development: Investing in menu innovation, exploring new recipes, and conducting market research to stay ahead of culinary trends and meet evolving customer preferences.

Catering and Events: Expanding catering services for corporate events, private parties, and community gatherings, including investments in equipment, staff training, and marketing to capture this revenue stream effectively.

Legal and Regulatory Compliance: Covering costs associated with regulatory compliance, licensing, permits, and legal fees related to business expansion and operations.

These uses of funds are to support strategic growth objectives, enhance operational capabilities, and maintain competitive positioning within the food service industry while maximizing shareholder value and customer satisfaction.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

---

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

Rolling Close

If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment before the 48-hour period prior to the rolling close date. These investors who have cancelled their investment commitments will receive a refund of their original investments. If these investors do not cancel their investments, their investments will become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Minimum Target	$50,000 USD
Maximum Target	$600,000 USD
Pre-money Valuation	$6,000,000 USD
Equity Offered	0.83% - 9.09%
Securities Type	Class B Non-Voting Stock
Regulation	Regulation CF
Closing Date	30 Apr 2025

Share Price $400.00

Shares Offered
125 - 1,500

14. Do the securities offered have voting rights?
No

15. Are there any limitations on any voting or other rights identified above?
No

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Voting Stock	20,000	15,000	YES	NO
Class B Non-Voting Stock	80,000	0	NO	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**
Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Class B Non-Voting Stock, have no voting rights over the affairs of the company.

Furthermore, Purchasers in this offering may possess rights that are subordinate to those of other investors, and their impact on the corporate decisions of the Company will be limited. Additionally, Purchasers may have limited ability to exert influence on decisions made by the principal shareholders, particularly if such decisions are at odds with the preferences of the Investors or have a negative impact on the value of the Purchasers' securities in the Company. The Purchasers generally do not control day-to-day business decisions or management of the issuer, and their interests may conflict with those of the principal shareholders. Importantly, there is no guarantee that the company will develop in a way that is advantageous to the Purchasers.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
As the Issuer is a newly formed company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Class B Non-Voting Stock

To estimate the valuation of TEM Holding Company, we'll use the Price-to-Sales (P/S) ratio method by applying the average P/S ratio derived from the historical P/S ratios of Restaurant Brands International (QSR) over the last five years. The average P/S ratio from 2019 to 2023 is **3.96**, as per the data sourced from companiesmarketcap.com.

Valuation Calculation:

Year	P/S ratio
2023	4.97
2022	4.45
2021	3.3
2020	3.73
2019	3.37
Average	**3.96**

Source: companiesmarketcap.com

1. **Average P/S Ratio (2019-2023):** 3.96

2. **Revenue of The Empanada Maker (2023):** $1,172,946

3. **Projected Revenue of Wholesale:** During our first year of operations, based only on our current clients, is approximately $2,184,000, which is estimated by:
70 locations x 3 flavors (1 case per flavor, per week) x $200 per case = $42,000 per week x 52 weeks/yr = $2,184,000

By multiplying the revenue of The Empanada Maker by the average P/S ratio, we get the estimated market valuation of TEM Holding Company:

Estimated Valuation = Revenue × Average P/S Ratio × discount factor

= $(1,172,946 + $2,184,000) × 3.96 × 0.5

= $6,646,753

With 15,000 issued shares of Class A Voting Stock, and each share of Class A Voting Stock being equal to 1 share of Class B Non-Voting Stock in terms of economic interest in the company, the valuation of Class B Non-Voting Stock is:

$6,646,753 / 15,000 = $443 per share
For rounding and convenience, we set the **Offering Price of the Class B Voting Stock at $400**.

Methods for how the securities may be valued by the issuer in the future:

For TEM Holding Company, which is involved in the dynamic and expansive restaurant and food distribution sectors, the valuation of securities could be approached using several tailored methodologies. Here are some specific methods that could be suitable for assessing the value of TEM's securities in the future:

1. **Discounted Cash Flow (DCF) Analysis**: This fundamental valuation method projects the future cash flows of TEM Holding Company, which would include earnings from direct operations, franchise fees, and wholesale revenues. The future cash flows are then discounted back to their present value using a discount rate that reflects the risk associated with the business.

2. **Comparable Company Analysis**: This involves comparing TEM Holding Company to similar companies in the restaurant and food services industry that are publicly traded. The valuation would be based on key financial ratios such as the Price-to-Earnings (P/E) ratio, Price-to-Sales (P/S) ratio, and EBITDA multiples. Adjustments may be necessary to account for differences in growth prospects, market reach, and operational scale.

3. **Precedent Transactions**: This method looks at recent transactions or acquisitions within the same industry to determine a suitable valuation. By analyzing the sale prices of similar companies or business units, TEM Holding Company can estimate a reasonable value for its own securities.

4. **Asset-Based Valuation**: Given that TEM Holding Company may have significant tangible assets, such as property and equipment for restaurant operations and franchises, an asset-based valuation could be appropriate. This method totals the net realizable value of all tangible and intangible assets to determine the

company's worth.

5. **Cost Approach**: This approach may be used particularly for valuing the franchise division, by calculating the cost to recreate a similar business entity from scratch. This includes the cost of developing the franchise model, acquiring necessary licenses, and establishing operational infrastructure.

6. **Market Approach**: This method might be utilized closer to an IPO or public offering, where the market demand and investor interest can help set the valuation. The market approach assesses how much investors are willing to pay based on market trends, investor sentiment, and the economic environment.

Each of these methods provides a different lens through which the value of TEM Holding Company's securities can be assessed, and they may be used in combination to provide a comprehensive valuation.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Class B Non-Voting Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore

future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**

Although as Class B Non-Voting Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

N/A

25. What other exempt offerings has the issuer conducted within the past three years?

N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds

five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    a. **any director or officer of the issuer;**

    b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

    c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

    d. **any immediate family member of any of the foregoing persons.**

TEM Holding Company, a corporation newly incorporated in May 2024, has acquired the business operations and trademarks of The Empanada Maker, which has been operated and owned by The Empanada Maker Restaurants, Inc. since 2013. The Empanada Maker is celebrated for its gourmet empanadas, homemade dipping sauces, fresh salads, and delectable side dishes. This acquisition is an integral part of a restructuring plan designed to enhance the strategic focus of TEM Holding Company across its three divisions:

- Direct restaurant operations;

- A franchise division tasked with expanding the brand nationally; and

- A wholesale division aimed at distributing products to a broader market.

Over the past three years, Tatiana Friderici loaned over $400,000 to The Empanada Maker Restaurants, Inc. Earlier this year, she reached an agreement with The Empanada Maker Restaurants, Inc. to purchase all rights to The Empanada Maker business, including its operations and trademarks, in exchange for the repayment of her loan. Tatiana has now established and is operating her own corporation under the name TEM Holding Company, Inc.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

TEM Holding Company is a newly incorporated corporation formed in May 2024. Although TEM Holding Company itself does not have a significant operating history, it has acquired the business operations and trademarks of The Empanada Maker, which has been operated and owned by The Empanada Maker Restaurants, Inc. since 2013. (For details, see Question 26). The Empanada Maker is celebrated for its gourmet empanadas, homemade dipping sauces, fresh salads, and delectable side dishes.

This acquisition is an integral part of a restructuring plan designed to enhance the strategic focus of TEM Holding Company across its three divisions:

- Direct restaurant operations

- A franchise division tasked with expanding the brand nationally

- A wholesale division aimed at distributing products to a broader market

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Management Discussion of Operations and Financial Performance

Overview

TEM Holding Company, in its formative phase, is focused on establishing a robust financial and operational framework to support the acquisition and subsequent management of The Empanada Maker. During the period from May 30, 2024, to June 24, 2024, the Company has begun to lay the groundwork for its future growth, despite encountering initial operational losses typically associated with new business ventures and restructuring activities.

Financial Performance and Cash Flow Analysis

During the reporting period, TEM Holding Company recorded a net loss of $873, primarily due to legal and professional expenses incurred in the corporate setup and restructuring process. The reported deferred tax asset of $369 helps mitigate the impact of the net loss on the Company's financial position.

Cash Flow from Operating Activities: The net cash used by operating activities was $1,242, reflecting the net loss adjusted for non-cash benefits related to deferred tax assets. This outflow is indicative of the initial stages of business operations where setup costs and administrative expenses are prevalent.

Cash Flow from Investing Activities: There were no investing activities during this period, indicating that the Company has not yet begun capital expenditures on property and equipment. This aligns with the Company's current focus on establishing its operational structure rather than on significant asset investments.

Cash Flow from Financing Activities: The financing activities show a net cash inflow of $3,827, derived from capital contributions.

Net Change in Cash and Cash Equivalents: The net increase in cash and cash equivalents amounted to $2,585 by the end of the period.

Financial Position as of June 24, 2024

Assets: The total assets stood at $2,954, with current assets entirely comprised of cash and cash equivalents totaling $2,585, and the remainder being the deferred tax asset of $369.

Liabilities and Stockholders' Equity: The total stockholders' fund amounted to $2,954, balanced against the total assets. This includes $3,827 in common stock, offset by retained earnings of -$873, reflecting the net loss incurred.

The Empanada Maker's Outlook and Growth Strategy

The growth strategy for TEM Holding Company involves leveraging The Empanada Maker's brand equity and operational systems to expand into new geographic areas through both corporate-owned and franchise models. This includes targeting strategic locations that align with the brand's market demographics and customer profiles. The Empanada Maker's established reputation and operational expertise are expected to be critical in supporting new franchisees and managing the quality and consistency of the wholesale distribution.

Corporate Restructuring and Future Outlook

The corporate restructuring under TEM Holding Company is designed to enhance strategic focus across its three newly formed divisions focusing on

1. direct restaurant operations;

2. a franchise division tasked with expanding the brand nationally; and

3. a wholesale division aimed at distributing products to a broader market.

This structure is intended to streamline operations, improve management efficiency, and capitalize on market opportunities more effectively.

Looking ahead, TEM Holding Company is positioned to foster significant growth and profitability. The management is committed to executing a comprehensive strategy that includes expanding the restaurant's footprint, enhancing franchise operations, and extending the reach of wholesale distributions. These efforts are aimed at maximizing shareholder value through sustained revenue growth and robust operational performance.

Future Financing

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

Although the Company expects that there will be a growth in revenue in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The Company are seeking a minimum of $50,000 in this offering, which would improve the Company's liquidity and balance sheet, but whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months and we expect that the Company's available cash together with the proceeds of the offering would be enough to finance its operation in the next 12 months.

Conclusion

In conclusion, while TEM Holding Company is currently navigating the initial phases of its corporate lifecycle, marked by typical startup and restructuring expenses, the foundation is being laid for a scalable, diversified, and profitable operation. With The Empanada Maker's strong performance and strategic initiatives in place, TEM Holding Company is poised to capitalize on substantial growth opportunities in the dynamic restaurant industry. As the Company moves forward with its expansion plans and operational enhancements, it remains dedicated to delivering long-term value to shareholders and strengthening its market position as a leader in gourmet dining experiences.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No

(B) engaging in the business of securities, insurance or banking?
No

(C) engaging in savings association or credit union activities?
No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No

(ii) places limitations on the activities, functions or operations of such person?
No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No

(ii) Section 5 of the Securities Act?

No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
  a. **any other material information presented to investors; and**
  b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://www.theempanadamaker.com/

The issuer must continue to comply with the ongoing reporting requirements until:
  a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

  b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

  c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

  d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

  e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tatiana Friderici

_____

[Signature Code: Tod7eddUNNyjIX4LYv2rg_tnPCyHdlxUzpvnAsWjfHxn-qQ-FxsbjAXniPGFczdPTmEC2PXWJfpf4S-B0CdHg5aI7MPUpUWaYFdF3T-Z5IWj2os8f103sA]

TATIANA FRIDERICI
CEO
TEM Holding Company
Date: 6 Aug 2024

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN



Executive Summary

The Empanada Maker, established in 2013 by Cameron Davis, is a dynamic restaurant concept specializing in gourmet empanadas, homemade dipping sauces, fresh salads, and savory side dishes. Rooted in South American culinary traditions, the business initially launched in Mission Viejo. Currently, it operates a flagship retail store in Mission Viejo and a popular food truck that serves various locations across Southern California. The Empanada Maker is committed to providing a unique dining experience that emphasizes quality, convenience, and cultural authenticity, with plans to expand into additional locations throughout Southern California and Utah.

The Empanada Maker specializes in crafting exquisite empanadas, a beloved dish across South America and now gaining global popularity for its portability and rich flavors. Each empanada is prepared with meticulous care. The menu extends beyond empanadas to include a variety of homemade dipping sauces, fresh salads, and complementary side dishes to cater to diverse tastes and dietary preferences. The business prides itself on providing high-quality meals at affordable prices within a friendly and welcoming environment.

We currently hold three U.S. trademarks for our logo and brand name, ensuring robust protection of our brand identity.

Business Segments

1. Restaurants & Food Truck Operations

The Empanada Maker has solidified its culinary footprint with a flagship retail store located in Mission Viejo, opened in 2013, in addition to its vibrant food truck operations. This stationary location in Mission Viejo is at the heart of the brand's mission to offer gourmet empanadas and a memorable dining experience that mirrors the high-quality service of its mobile operations. With plans to soon open additional locations throughout Southern California and Utah, The Empanada Maker continues to expand its reach and delight customers with its culinary offerings.

The Empanada Maker - Mission Viejo


QUALITY
100%
INGREDIENTS
EXIT
FREE COFFEE!
Breakfast Never Tasted So Good!
HOT & FRESH GOURMET EMPANADAS
TO DIP OR NOT TO DIP?
DESSERT?
Coca-Cola

Located at 26131 La Paz Road, the Mission Viejo restaurant was the first to open its doors, setting the standard for quality and innovation in empanada cuisine. This location operates from 7:00 AM to 9:00 PM on weekdays and extends its hours from 8:00 AM to 9:00 PM over the weekend, catering to both early risers and late diners. Customers can enjoy a range of combo meals and family packs designed to provide value and variety.



Menu and Offerings:

Both locations share a common menu that highlights the versatility and global appeal of empanadas. The menu includes:

- **Regular Menu:** Features a variety of empanadas including traditional and specialty flavors, ensuring there is something to satisfy every palate.

- **Catering Menu:** Available for events and large gatherings, offering customizable options that cater to diverse tastes and dietary needs.

- **Take & Bake:** Allows customers to enjoy freshly baked empanadas at home, providing a convenient option for busy families and parties.


www.TheEmpanadaMaker.com
ENJOY LIFE.. ENJOY EMPANADAS!
The Empanada Maker
BREAKFAST • LUNCH • DINNER • DESSERT
TAKE & BAKE EMPANADAS
WHOLESALE AVAILABLE
CATERING & SPECIAL EVENTS
GRADUATION
BIRTHDAYS
SUMMER PARTIES

Food Truck Operations

The Empanada Maker has broadened its culinary reach by incorporating a food truck that serves the community at various events and locales throughout Southern California. This mobile extension allows the business to offer its gourmet empanadas to a wider audience, maintaining the high-quality experience associated with its brick-and-mortar locations.

2. Franchise Operations

As a core part of our expansion strategy, The Empanada Maker is now offering franchising opportunities. This allows us to partner with entrepreneurs who share our passion for quality and service, helping them to open The Empanada Maker locations in new markets.

Franchise Model and Support: Our franchise model is crafted to replicate the success of our existing location by providing a proven business plan, branding guidelines, and a comprehensive support system. This ensures that each franchisee can thrive while maintaining the high standards The Empanada Maker is known for.

3. Wholesale Operations

In addition to direct sales through our restaurant and food truck, we have now also developed a wholesale distribution channel. This broadens our market reach and enhances our brand presence by supplying our handcrafted empanadas to various retail and food service businesses.

Strategic Partnerships: Our focus is on forging partnerships with grocery stores, specialty food outlets, and other commercial enterprises. We ensure that our high standards for quality and freshness are consistently upheld, providing our partners with a product that is both unique and highly sought after.

Product Offerings

Main Menu

- **Original & Specialty Empanadas:** A variety of savory empanadas filled with ingredients such as beef, chicken, veggies, cheese, and more.

- **Breakfast Empanadas:** Morning delights with options including steak, bacon, or chorizo, with scrambled eggs and cheese.

- **Salads:** Fresh greens and veggies mixed with proteins and topped with premium dressings.

- **Soups:** Warm and comforting bowls of goodness, including our famous chicken tortilla soup.

- **Combos:** Pair your empanadas with one of our delicious side dishes and a fountain drink.

- **Sides:** Deviled egg potato salad, jalapeño black beans, seasoned fries and more!

- **Desserts:** Sweet empanadas filled with delicious fruit, chocolate or custard, and homemade rice pudding.

Specialty Items

- **Mix & Match Empanadas:** A selection of 6 or 12 empanadas to sample, perfect for trying new flavors.

- **Combo Meal:** Pair your empanadas with a drink and side for a satisfying meal.

- **"Take & Bake" Empanadas:** Take home a 4-pack of our delicious frozen empanadas to enjoy any time!

 **FULL MENU**

Catering Services:


BREAKFAST EMPANADAS
#1B-Steak, Egg & Cheese
seasoned steak, scrambled eggs, cheddar-jack cheese
#2B-Bacon, Egg & Cheese
smoked bacon, scrambled eggs, diced potatoes, cheddar-jack cheese
#3B-Chorizo, Egg & Cheese
pork chorizo, scrambled eggs, potatoes, onions, bell peppers, cheddar-jack cheese
#4B-Potato, Egg & Cheese
scrambled eggs with cheddar-jack cheese
SEASONAL FRESH FRUIT PLATTER (18")
(Serves up to 25)
FRESH-MADE SALADS
Half (Serves 10-15) / Full (Serves 20-30)
House Salad
tomatoes, red onions, carrots & cucumbers, served with Italian vinaigrette or ranch dressing
Caesar Salad
homemade croutons, shaved parmesan & Caesar dressing
Spinach Salad
baby spinach with dried cranberries, feta cheese, candied pecans & raspberry vinaigrette
Fiesta Salad
roasted corn, black beans, red onions, tomatoes, crispy tortilla strips, jack & cheddar cheeses & chipotle ranch dressing
GOURMET EMPANADAS
Our Own Deliciously Unique Empanada Flavors
#1-Original Chicken
chicken breast, bell peppers, onions, potatoes & peas
#2-Original Beef
ground beef, onions, potatoes, black olives, egg
#3-Ham & Cheese
premium sliced ham & our four-cheese blend
#4-Four Cheese
mozzarella, provolone, ricotta & parmesan cheeses
#5-Spinach & Cheese
chopped spinach, garlic, onions, mozzarella & parmesan
#6-Seasonal Veggie
a delicious blend of fresh veggies, seasoned to perfection
#7-Philly Cheesesteak
thin-sliced steak, sautéed peppers, onions, provolone & cream cheese
#8-Chicken Florentine
chicken breast, artichokes, onions, sundried tomatoes, spinach & mozzarella
#9-Chicken Bacon Ranch
chicken breast, smoked bacon, cheddar-jack cheese, in a creamy ranch sauce
#10-Pork Chile Verde
slow-roasted pork, green chiles, pinto beans, rice, onions & cilantro
#11-Pepperoni Pizza
sliced pepperoni, hearty pizza sauce & mozzarella cheese
#12-The Diablo
spicy BBQ pulled pork, cheddar cheese, onions & cilantro
HOMEMADE DIPPING SAUCES
House Chimichurri
Chipotle Ranch
Roasted Tomato Salsa
Cilantro Avocado
DELICIOUS SIDE DISHES
Chimichurri Rice
long-grain white rice with onions, peas, corn, bell peppers & our house chimichurri sauce
Deviled Egg Potato Salad
Hearty & delicious with chunks of potatoes, deviled eggs, diced celery & red bell pepper
Jalapeño Black Beans
slow-cooked to perfection with onions, garlic, sliced jalapeños & our signature spice blend
Tri-Color Pasta Salad
tri-color spiral pasta with bell peppers, red onion, cucumber, black olives and feta cheese in a light vinaigrette dressing
DESSERT EMPANADAS
#1D-Cherry Pie
sweet & tart cherry pie filling, topped with crystalized sugar
#2D-Cinnamon Apple
diced apples with a cinnamon glaze & topped with crystallized sugar
#3D-Berry Cheesecake
homemade cheesecake & berry compote, topped with powdered sugar
(served chilled)
#4D-Chocolate Creme Brulée
a blend of home-made chocolate custard & delicious creme brulée
(served chilled)
BEVERAGES
Coke
Bottled Water
Diet Coke
Lemonade
Sprite
Iced Tea

Catering Menu

At The Empanada Maker, we specialize in providing comprehensive catering services tailored to fit any event, large or small. Our commitment is to deliver not just food, but an enriching culinary experience that enhances each event we serve. We understand that every gathering is unique, and that's why we offer customizable menus designed to meet a wide range of tastes and dietary needs.

- **Event Versatility:** Suitable for any size event, from small gatherings to large celebrations.
- **Customizable Menus:** Tailored to meet diverse tastes and dietary requirements.
- **Culinary Expertise:** Handcrafted empanadas and a variety of side dishes, salads, and desserts.
- **Professional Setup:** Includes delivery and expert setup to ensure a seamless experience.

- **Full Service:** Our team handles all details, making your event stress-free and memorable.

Market Analysis Target Market:

- **Food Enthusiasts:** Individuals who appreciate authentic international cuisine.

- **Families:** Those seeking convenient, affordable, and family-friendly dining options.

- **Professionals:** Busy individuals needing quick, satisfying meals.

- **Event Planners:** Organizers looking for reliable catering options.

Market Trends:

- **Culinary Trend:** Last year, empanadas were the 8th most-ordered item on Grubhub, highlighting their popularity and the strong market demand for our products.

- **Rising Demand for Ethnic Foods:** Driven by multicultural influences and adventurous palates.

- **Popularity of Handheld Foods:** Empanadas fit well with modern, on-the-go lifestyles.

Competitive Landscape

While empanadas are becoming a staple in mainstream culinary scenes, The Empanada Maker differentiates itself through:

- **Quality and Authenticity:** Empanadas are handcrafted from scratch, focusing on traditional recipes and premium ingredients.
- **Innovative Menu:** Offers both classic South American varieties and creative, globally-inspired specialty empanadas.
- **Customer Experience:** Provides a welcoming, family-friendly environment at its restaurant locations and engages directly with customers through its food truck.

Marketing Strategy

Digital Presence:


TAP INTO GOURMET GOODNESS!
Download our New Mobile App Now!
Available on the App Store
Get it on Google play
www.theempanadamaker.com
The Empanada Maker
TWO LOCATIONS TO SERVE YOU!
ORDER ONLINE

 

- **Website and Mobile App:** Features menus, catering options, location details, and online ordering.

- **Social Media:** Active on platforms like Instagram, Facebook, and X (Twitter) to showcase menu items, announce promotions, and interact with customers.

Community Engagement:

- **Food Truck Operations:** Uses the food truck for mobile marketing at local events, festivals, and community gatherings to introduce new customers to the brand.

- **Local Partnerships:** Collaborates with nearby businesses, schools, and community organizations for joint promotions and events.

Customer Loyalty Programs:

- Rewards Program: Offers discounts, free items, or exclusive events for repeat customers.

- Referral Programs: Encourages existing customers to refer new patrons with rewards for both parties.

Board of Directors & Management



TATIANA FRIDERICI   CEO   Director

Tatiana hails from a long line of culinarians, with cooks and bakers on both sides of her family. Her passion for food was ingrained from a young age, and she pursued her love for the culinary world by studying Hotel and Restaurant administration in Guadalajara, Mexico. Though she always dreamed of owning her own restaurant, life took an unexpected turn when she lost her husband in 1998.

Returning to the United States, Tatiana forged a career in banking and quickly ascended the ranks to become a Vice President. It was during her time in the banking industry that she crossed paths with Jaswinder Saini, and this fateful encounter led her to the world of Subway. For over a decade, Tatiana thrived as a Subway franchise owner, managing a total of nine successful locations. However, it was the persistent encouragement of her longtime friend, Cameron, that prompted her to transition into the mission of forming a new franchise empire.

After years of tireless effort and overcoming what seemed like endless challenges along the way, Tatiana and Cameron have now successfully formed a franchise and wholesale division of The Empanada Maker. Their vision for the future is ambitious, with plans to expand the brand first into Utah and then nationwide. Tatiana's extensive experience in franchise management, sales, inventory, and various operating systems has been of pivotal importance in their journey to success.

ANTHONY PENN   Director
Anthony Penn has been an influential figure in hospitality for three decades – whether for Master Chef Aaron Sanchez, venture-backed chains prepping for a national rollout, or helping singleunit owners/operators restore their labor of love to highly profitable operations. Known for being behind numerous distinctive food and beverage experiences in multiple genres, Anthony has an exceptional record of accelerating

growth, enhancing operating efficiency, and delivering immediate and tangible results in corporate, entrepreneurial, and franchise environments.

Most recently, Anthony has been behind the renovation and reinvention of the iconic Ruby's Diner concept. With Ruby's having been purchased out of bankruptcy, Anthony is leading a team of industry experts to upgrade the existing Ruby's food, operations, and marketing systems, as well as creating a new Ruby's Diner 2.0 that will begin opening locations in 2024.

He was responsible for the restaurant operations of Chef Sanchez concepts, including 11 House of Blues restaurants, Mestizo in Leawood, Kansas, Johnny Sanchez (Baltimore & New Orleans), and Paloma in Stamford, Connecticut. While Anthony can point to expertise in the usual skills -- new concept development, operations management, training, systems development, and pre-and post-opening support – what makes Anthony most sought after is his highly collaborative working style.

Before starting PRG, Anthony worked for and led top hospitality players: As Partner and COO for Trifecta Management Group, he was responsible for all business operations innovative concept development, design and construction, and marketing for several new and existing restaurant and entertainment venues.

As COO for The Counter, he was responsible for all aspects of operations for a newly developed upscale gourmet burger restaurant, creating an infrastructure for sustained growth.

As a Senior VP for Buca Inc., Anthony led the openings of 50+ Buca di Beppo's nationwide, cumulatively generating over $140 million in annual sales, while overseeing a workforce of over 2,000.

In addition, Anthony held executive and management roles with nationally recognized brands, including Outback Steakhouse, Carlos Murphy's and Chi Chi's Mexican restaurants.

With his love for the training and development of future leaders, Anthony also co-founded Results Driven Leadership and dedicated himself to helping to improve the impact of executives and other managers by increasing their knowledge, skills, and



abilities.

Appendix B - RISK FACTORS

Risk Factors Relating to Our Business and Industry

Dependence on Consumer Preferences and Trends

The success of our business heavily relies on our ability to continually adapt to rapidly changing consumer preferences and trends in the food and beverage industry. Consumers may shift their dietary preferences due to health concerns, dietary trends, or other lifestyle choices, which could reduce demand for our products. If we fail to anticipate and react to these changes effectively, it could negatively impact our sales and profitability.

Competitive Industry Challenges

The restaurant industry is highly competitive, with low barriers to entry in many markets. We compete against a wide range of food service providers, including other fast-casual restaurants, traditional dine-in restaurants, fast food outlets, food trucks, and home delivery services. Increased competition could result in price reductions, reduced margins, and loss of market share.

Operational Risks in Restaurant Management

Our performance depends on the efficient and uninterrupted operation of our individual restaurant locations. Operational risks include but are not limited to kitchen fires, health inspection failures, underperformance of newly opened restaurants, and unforeseen closures due to pest infestations or other sanitary issues. Such incidents could not only lead to direct financial losses but also damage our reputation.

Supply Chain and Vendor Reliability

Our ability to provide a consistently high-quality product depends on our supply chain, including the availability and cost of quality ingredients. Any disruptions in the supply chain, such as delays from suppliers, transportation disruptions, price increases, or shortages of key ingredients, could significantly impact our cost of goods sold and our ability to serve our customers.

Regulatory Compliance Risks

We operate in a heavily regulated environment. Compliance with federal, state, and local regulations, including health and safety, labor laws, environmental laws, and licensing requirements, is essential. Failure to comply with these regulations can result in fines, penalties, or injunctions against operating our restaurants, which could harm our business and financial condition.

Economic and Market Conditions

Our operations and performance are subject to global economic conditions and consumer spending patterns. Economic downturns, recessions, or other economic instabilities could lead to decreases in consumer discretionary spending, adversely affecting our sales and financial condition.

Labor Risks and Management

The success of our restaurants also depends on our ability to attract, motivate, and retain qualified personnel, including restaurant managers, chefs, and frontline staff. Any failure to meet these human resource requirements can lead to operational disruptions. Additionally, increases in labor costs due to changes in minimum wage laws or health insurance requirements could impact our profitability.

Intellectual Property Risks

Our business may be adversely affected if we are unable to protect our intellectual property rights, such as trademarks, trade secrets, and recipes. Unauthorized use of our intellectual property by third parties, or the failure to enforce these rights, could diminish the value of our brand and competitive advantages.

Fluctuations in Ingredient Costs

The prices of the ingredients we use may fluctuate due to a variety of factors including weather conditions, global supply conditions, and changes in governmental agricultural policies. Significant increases in the prices of key ingredients would either lower our profit margins or force us to increase prices, which could lead to a decrease in customer demand.

Impact of Health and Safety Scandals

Incidents related to food safety, such as food poisoning or contamination, could severely affect our operations. Even isolated incidents can attract significant media attention and cause customers to choose competitors, resulting in long-term damage to our brand and significant legal liabilities.

Changes in Consumer Health Perceptions

Changes in consumer health perceptions regarding the nutritional content of our menu items could impact consumer preferences. For instance, increased concerns about cholesterol, fats, or other health risks associated with foods we serve could reduce demand for our offerings.

Technological Risks

Our increasing reliance on technology, including point-of-sale systems, online ordering platforms, and other operational technologies, exposes us to risks such as cyber-attacks, data breaches, and system failures. Such technological failures could disrupt our operations, lead to loss of sales, and involve substantial repair costs.

Dependence on Executive Management

Our success significantly depends on the continued service of key management personnel. The loss of key members of the executive team, without adequate replacements, could negatively impact our ability to execute our business strategy and respond to business challenges effectively.

Climate Change and Environmental Impact

Increasing regulatory focus on environmental issues and climate change could impose new legal obligations and lead to increased operational costs. Our compliance with any new environmental regulations could be costly and limit our operational practices.

Insurance Coverage Risks

Our ability to obtain insurance at reasonable rates is critical to safeguard against potential liabilities. Any inability to secure sufficient coverage, or the occurrence of events not fully insured, could expose us to significant financial and operational risks.

Risks in Franchise and Wholesale Business Development

The success of our franchise and wholesale business segments is not guaranteed. These segments may fail to achieve expected levels of market penetration or profitability due to factors such as ineffective franchisee operations, insufficient demand in targeted markets, or stronger than anticipated competition. Failure in these areas could adversely affect our overall business performance and expansion strategy.

Risks Relating to the Offering

Lack of Voting Rights

Investors in our Class B Non-Voting Stock will not have voting rights. This means that they will not have a say in the management or the strategic direction of our company, including decisions regarding mergers, acquisitions, or other significant transactions. The absence of voting rights reduces the ability of these shareholders to influence corporate matters, potentially limiting their control over their investment compared to shareholders of voting stock.

Potential for Dilution

Holders of Class B Non-Voting Stock may experience dilution of their holdings due to future equity issuances for capital raising or other corporate purposes. Since these shareholders do not have voting rights, they cannot vote against any dilutive actions taken by the company, such as equity financings that could adversely affect the value of existing shares.

Dividend Policy Discrepancies

The company's dividend policy could potentially favor one class of stock over another. While there are no current plans that provide differing dividend rights between the classes, future amendments to dividend policies or practices could prioritize dividends to holders of other classes of stock, particularly voting classes, potentially leading to lower or deferred dividends for Class B Non-Voting Stockholders.

Limited Control Over Board Composition

Without voting rights, holders of Class B Non-Voting Stock will not have the ability to vote on the election of directors or on changes to the board's composition. This lack of influence over the board of directors diminishes their ability to impact governance and oversight, which could result in decisions that do not align with their interests.

Subordination in Liquidation

In the event of a liquidation, dissolution, or winding up of the company, holders of Class B Non-Voting Stock may be subordinate to other classes of stock, depending on the rights assigned to those other stock classes. This means that they may receive their share of remaining assets only after the holders of the preferred or other classes have been fully compensated, potentially leaving less or no assets available for distribution.

Market Perception and Stock Liquidity

The market perception of non-voting shares can sometimes be negative, as they are often viewed as less desirable than voting shares. This perception may adversely affect the liquidity and market price of the Class B Non-Voting Stock. Investors might find it more challenging to sell their shares, and the share price may be more volatile or generally lower than that of the voting shares.

Changes to Rights Attached to Class B Non-Voting Stock

The rights attached to the Class B Non-Voting Stock can potentially be altered with the approval of the voting class shareholders without the consent of the Class B shareholders. This could lead to a situation where the rights are amended in a way that is unfavorable to Class B shareholders, including changes to dividend rights, conversion rights, or terms of redemption.

Lack of Preemptive Rights

Typically, non-voting stock does not carry preemptive rights. This means that if new shares are issued, holders of Class B Non-Voting Stock may not have the right to purchase additional shares to maintain their proportional ownership in the company. This lack of preemptive rights can further dilute their holdings and diminish their share of future earnings and assets.

Investor Sentiment and Valuation Challenges

Investor sentiment towards non-voting stock can be significantly influenced by general market attitudes towards equity rights. During times when investor confidence is low, non-voting shares may suffer more pronounced decreases in market value. Moreover, the valuation of non-voting shares is often more complex and may result in lower valuations compared to voting shares, reflecting their limited rights.

Exclusion from Corporate Decisions

Class B Non-Voting Stockholders are generally excluded from making decisions that could affect the company's management and policies. This exclusion can extend to critical decisions regarding corporate restructuring, mergers, and strategic shifts, which might be made without considering the interests of non-voting shareholders.

These risks should be carefully considered by potential investors in the Class B Non-Voting Stock of TEM Holding Company. The absence of voting rights and other limitations associated with these shares can significantly affect their investment's potential value and returns.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT

of

TEM HOLDING COMPANY

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among TEM Holding Company, a company organized and existing under the laws of the State of Delaware ("TEM Holding Company" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, TEM Holding Company has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Class B Non-Voting Stock of TEM Holding Company (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

1.1 Issue of Shares. Subject to the terms and conditions hereof, TEM Holding Company hereby issues to the Subscriber, and the Subscriber hereby subscribes from TEM Holding Company **[Shares Subscripted] Shares**, at a Per Share Price equal to **$400.00** (the "Share Price").

1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to TEM Holding Company as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge TEM Holding Company a fee specified in the Form C of this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities

Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of TEM Holding Company and such decision is based upon a review of the Form C which has been filed by TEM Holding Company with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from TEM Holding Company in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about TEM Holding Company;

c. the Subscriber acknowledges and accepts the fact the owners of the Shares are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in TEM Holding Company;

d. TEM Holding Company is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless TEM Holding Company from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless TEM Holding Company and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to TEM Holding Company in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to TEM Holding Company in connection therewith;

f. the Subscriber acknowledges that TEM Holding Company has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and TEM Holding Company shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and TEM Holding Company is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with TEM Holding Company (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in TEM Holding Company is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on The Empanada Maker is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and TEM Holding Company and depends on the advice of its legal and financial advisors and agrees that TEM Holding Company will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and The Empanada Maker; and

e. no person has made any written or oral representations to the Subscriber:

> (i) that any person will resell or repurchase any of the Shares;

> (ii) that any person will refund the Subscription Price of any of the Shares; or

> (iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by TEM Holding Company. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by TEM Holding Company and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes TEM Holding Company to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2025, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Delaware, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that TEM Holding Company shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Tatiana Friderici

_____
Name: Tatiana Friderici

Title: CEO
TEM Holding Company

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

TEM HOLDING COMPANY (Consolidated)
Period Ended From May 30, 2024 to June 24, 2024
With Independent Accountant's Review Report

TEM HOLDING COMPANY (Consolidated)
Financial Statements
Period Ended From May 30, 2024 to June 24, 2024

Contents

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
TEM HOLDING COMPANY (Consolidated)

I have reviewed the accompanying financial statements of TEM HOLDING COMPANY (Consolidated), which comprise the Balance Sheet as of June 24, 2024, the Related Statement of Income, Changes in Equity, Cash flows for the period then ended and the related notes to the Financial Statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Tuesday, June 25, 2024

TEM HOLDING COMPANY (Consolidated)

Balance sheet (Unaudited)

	As on June 24, 2024
Assets	
Current assets:	
Cash and cash equivalents	2,585
Total Current Assets	$ 2,585
Deferred tax Asset	369
Total Assets	$ 2,954
Liabilities and Stockholders' Fund	
Stockholders' Fund	
Common Stock	3,827
Retained Earnings	(873)
Total Members Capital	$ 2,954
Total liabilities and stockholders' Fund	$ 2,954

See Independent Accountant's Review Report   3

TEM HOLDING COMPANY (Consolidated)

Statement of Operation (Unaudited)

	For the Period May 30, 2024 to June 24, 2024
Sales	-
Total Revenue	$ -
Costs of Good Sold	-
Total Cost of Goods Sold	-
Gross Profit	$ -
Expenses:	
Legal and Professional	1,242
Total operating expenses	$ 1,242
Operating Profit/(Loss)	$ (1,242)
Other Income/(Loss):	
Deferred Tax	$ 369
Net Profit/(Loss)	$ (873)

See Independent Accountant's Review Report   4

TEM HOLDING COMPANY (Consolidated)

Statements of Changes in Stockholders' Equity (Unaudited)

	Common Stock/Additional Paid in Capital		Preferred Stock		Retained Earnings/(Deficit)		Total Shareholders Fund
Balance at May 30, 2024	-		-		-		-
Issued during the year	-		-		-		-
Less: Net Profit/(Loss)	-				-		-
Balance at June 24, 2024	-		-		-		-
Additional Paid in Capital/(Capital Distribution)	3,827		-		-		3,827
Net Profit/(Loss)	-				(873)		(873)
Balance at June 24, 2024	$ 3,827	$	-	$	(873)	$	2,954

See Independent Accountant's Review Report

TEM HOLDING COMPANY (Consolidated)

Statements of Cash Flows (Unaudited)

	For the Period May 30, 2024 to June 24, 2024
Operating activities	
Net Income/(Loss)	(873)
Deferred Tax Asset	(369)
Increase (decrease) in Other current Liabilities	-
Net cash Generated/(used) by operating activities	**(1,242)**
Investing activities	
Property and equipment	-
Net cash used in investing activities	-
Financing activities	
Net Proceeds from capital contribution/(distribution)	3,827
Net Proceeds from capital contribution/(distribution)	-
Net cash from financing activities	**3,827**
Net (decrease) increase in cash and cash equivalents	2,585
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ **2,585**

See Independent Accountant's Review Report 6

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

TEM HOLDING COMPANY ("the Company") is 100% owned by TATIANA FRIDERICI, incorporated on 30th May 2024 in the state of Delaware. This is a holding company and have three Subsidiaries.

TEM Holding Company is incorporated to acquire 100% shares of another company know as "The Empanada Maker Restaurant Inc", this company is in the business of selling food online and also has restaurant at multiple locations in the USA. In 2024 the company will be rolling out Franchise and Wholesale division.

TEM Holding Company holds 100% shares of below LLCs, and the financials here are consolidated for The Holding Company "TEM Holding Company" and its 100% subsidiaries mentioned below.
1-TEM Restaurants, LLC   (Date of Incorporation 5th June 2024)
2-TEM Franchise Group, LLC   (Date of Incorporation 5th June 2024)
3-TEM Wholesale Division, LLC (Date of Incorporation 5th June 2024)

All of the above entities are located at 614 N. DuPont Hwy, Suite 210, Dover, Kent County, Delaware 19901

Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

Accounting Period

The financial Statement cover Accounting period from May 30,2024 to June 24, 2024.

2. Related party transactions

The Director (Tatiana Friderici) has incurred start-up costs to incorporate TEM Holding company and its subsidiaries. Start-up costs are fully recognized as expenses during the current period as per Accounting Standards Codification (ASC) 720-15 "Start-Up Costs. The details are given in the below table

Entities	Amount (USD)
TEM Restaurants, LLC	414.00
TEM Wholesale Division, LLC	414.00
TEM Franchise Group, LLC	414.00
Total	**1,242.00**

Initial Capital contribution by the owner is USD 3,827 which comprises of expenses incurred on formation of new entities of USD 1,242 paid by the director and Deposit in bank of an amount USD 2,585

3. Income Tax Expenses

The deferred tax has been calculated on Net Operating Losses duirng the Accounting Period at the estimated tax rate of 29.7% (i.e. 21% for Federal and 8.7% for State.)

4. Commitments and Contingencies

As of the date of issuance of financials, June 24, 2024, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through June 24, 2024, which is the date the financial statement was available to be issued. The Company did not have any material recognizable subsequent events that would require adjustment to, or disclosure in, the financial statement.

See Independent Accountant's Review Report.